UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution for the Cancellation of Treasury Shares

On April 24, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to cancel certain of its shares of common stock, which KB Financial Group plans to acquire as treasury shares prior to such cancellation pursuant to the announcement on Form 6-K dated April 24, 2025. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	3,529,411 shares
	Other Shares	-

Total Number of Shares Issued	Common Shares	393,528,423 shares
	Other Shares	-

Par Value per Share		KRW 5,000

Estimated Amount of Shares to be Cancelled		KRW 300,000,000,000

Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	April 25, 2025
	To	July 24, 2025

Method of Acquisition of Shares to be Cancelled		Purchase on the stock exchange (KRX)

Scheduled Date of Cancellation		To be determined

Brokerage Company Appointed for the Share Acquisitions		KB Securities Co., Ltd.

Date of Resolution by the Board of Directors		April 24, 2025

Obligation to Report to the Korea Fair Trade Commission		Not applicable

Other Material Information for an Investment Decision

•  Legal basis for the cancellation of treasury shares: Article 343-1 of the Korean Commercial Code.

•  The cancellation of these shares constitutes the cancellation of treasury shares acquired within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of KB Financial Group.

•  The “Estimated Amount of Shares to be Cancelled” above is the cancellation amount determined through a resolution of the board of directors on even date herewith.

•  The “Type and Number of Shares to be Cancelled” above is calculated based on the closing price of the common shares of KB Financial Group on the Korea Exchange (KRX) as of April 23, 2025 (one day prior to the date of the resolution of the board of directors), which was KRW 85,000. The actual number and amount of shares to be cancelled are subject to change depending on fluctuations in share price.

•  The starting date for the “Scheduled Period of Acquisition of Treasury Shares for Cancellation” above represents the day after the date of resolution by the board of directors, and may not reflect the actual date the acquisitions begin.

•  KB Financial Group plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding the acquisition of the treasury shares, please refer to the Form 6-K titled “Resolution for Acquisition of Treasury Shares” of KB Financial Group furnished on April 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2025	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer